Exhibit 99.2

2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca

July 13, 2017

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission—New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities—Prince Edward Island

Office of the Superintendent of Securities—Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Re:	Fortuna Silver Mines Inc. (the “Company”)

Change of Auditor pursuant to National Instrument 51-102

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated July 13, 2017 (the “Notice”), and, based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to us. We have no basis to agree or disagree with the statements made in paragraph 3 of the Notice.

Yours truly,

Chartered Professional Accountants

Member of Deloitte Touche Tohmatsu Limited